Filed pursuant to Rule 433
Registration Statement Nos. 333-268718 and 333-268718-01
BofA Finance LLC Fully and Unconditionally Guaranteed by Bank of America Corporation Market Linked Notes
Market Linked Notes—Auto-Callable with Contingent Coupon and Principal Return at Maturity
Notes Linked to the Lowest Performing of the Common Stock of Moderna, Inc., the Common Stock of SoFi Technologies, Inc., the Common Stock of Constellation Energy Corporation and the Class A Common Stock of The Trade Desk, Inc. due June 24, 2030
Term Sheet to Preliminary Pricing Supplement dated June 16, 2025
Summary of Terms
Issuer and Guarantor:	BofA Finance LLC (“BofA Finance” or “Issuer”) and Bank of America Corporation (“BAC” or “Guarantor”)
Underlying Stocks:	The Common Stock of Moderna, Inc., the Common Stock of SoFi Technologies, Inc., the Common Stock of Constellation Energy Corporation and the Class A Common Stock of The Trade Desk, Inc.
Pricing Date*:	June 18, 2025
Issue Date*:	June 24, 2025
Denominations:	$1,000 and any integral multiple of $1,000. References in the pricing supplement to a “Note” are to a Note with a principal amount of $1,000.
Contingent Coupon Payments:
On each Contingent Coupon Payment Date, you will receive a Contingent Coupon Payment at a per annum rate equal to the Contingent Coupon Rate if, and only if, the stock closing price of the Lowest Performing Underlying Stock on the related Calculation Day is greater than or equal to its Coupon Barrier. Each Contingent Coupon Payment, if any, will be calculated per Note as follows: ($1,000 × Contingent Coupon Rate) / 12

Contingent Coupon Payment Dates:	Monthly, on the third business day following each Calculation Day; provided that the Contingent Coupon Payment Date with respect to the Final Calculation Day will be the Maturity Date.
Contingent Coupon Rate:	At least 13.00% per annum, to be determined on the pricing date
Automatic Call:
If the stock closing price of the Lowest Performing Underlying Stock on any of the Calculation Days from June 2026 to May 2030, inclusive, is greater than or equal to its Starting Price, the Notes will be automatically called, and on the related Call Settlement Date you will be entitled to receive a cash payment per Note equal to the principal amount per Note plus a final Contingent Coupon Payment.

Calculation Days*:	Monthly, on the 18th day of each month, commencing July 2025 and ending May 2030, and June 18, 2030 (the “Final Calculation Day”).
Call Settlement Date:	Three business days after the applicable Calculation Day
Maturity Payment Amount (per Note):	If the Notes are not automatically called prior to the Maturity Date, at maturity you will be entitled to receive a Maturity Payment Amount of $1,000.
Maturity Date*:	June 24, 2030
Lowest Performing Underlying Stock	For any Calculation Day, the Lowest Performing Underlying Stock will be the Underlying Stock with the lowest Performance Factor on that Calculation Day.
Performance Factor:	With respect to an Underlying Stock on any Calculation Day, its stock closing price on such Calculation Day divided by its Starting Price (expressed as a percentage).
Starting Price:	For each Underlying Stock, its stock closing price on the pricing date
Coupon Barrier:	For each Underlying Stock, 75% of its Starting Price
Summary of Terms (continued)
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount**:
Up to 3.325% per Note; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 2.00% per Note and WFA may receive a distribution expense fee of 0.075% per Note.

CUSIP:	09711HSW4
Material Tax Consequences:	See the preliminary pricing supplement.
* Subject to change.
** In addition, selected dealers may receive a fee of up to 0.30% per Note for marketing and other services
Any return on the Notes will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of any Underlying Stock.
The initial estimated value of the Notes as of the pricing date is expected to be between $896.75 and $956.75 per Note, which is less than the public offering price. The actual value of your Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Selected Risk Considerations” beginning on page PS-8 of the accompanying preliminary pricing supplement and “Structuring the Notes” on page PS-19 of the accompanying preliminary pricing supplement for additional information.
Preliminary Pricing Supplement: https://www.sec.gov/Archives/edgar/data/70858/000191870425009550/form424b2.htm
The Notes have complex features and investing in the Notes involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Notes should consider the information in “Selected Risk Considerations” beginning on page PS-8 of the accompanying preliminary pricing supplement and in “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-6 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the Notes.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Selected Risk Considerations
The risks set forth below, as well as additional risks related to this investment, are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement.  Please review those risk disclosures carefully.
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Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes.
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The Notes are subject to a potential automatic call, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Notes.
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You may not receive any Contingent Coupon Payments.
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Because the Notes are linked to the lowest performing (and not the average performance) of the Underlying Stocks, you may not receive any return on the Notes even if the stock closing price of one Underlying Stock is always greater than or equal to its Coupon Barrier.
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Higher Contingent Coupon Rates are associated with greater risk.
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Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
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The Contingent Coupon Payment or payment upon automatic call, as applicable, will not reflect the prices of the Underlying Stocks other than on the Calculation Days.
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A Contingent Coupon Payment Date, a Call Settlement Date and the Maturity Date may be postponed if a Calculation Day is postponed.
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Any payment on the Notes is subject to the credit risk of BofA Finance, as issuer, and BAC, as Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
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We are a finance subsidiary and, as such, have no independent assets, operations or revenues.
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The public offering price you pay for the Notes will exceed their initial estimated value.
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The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or Wells Fargo Securities, LLC (“WFS”) or its affiliates would be willing to purchase your Notes in any secondary market (if any exists) at any time.

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BofA Finance cannot assure you that a trading market for your Notes will ever develop or be maintained.
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The Notes are not designed to be short-term trading instruments, and if you attempt to sell the Notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.
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Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and WFS and its affiliates, may create conflicts of interest with you and may affect your return on the Notes and their market value.
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There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
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Any payments on the Notes will depend upon the performance of the Underlying Stocks, and therefore the Notes are subject to the following risks, each as discussed in more detail in the accompanying product supplement.
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The Notes may become linked to the common stock of a company other than an original Underlying Stock Issuer.
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We cannot control actions by an Underlying Stock Issuer.
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We and our affiliates have no affiliation with any Underlying Stock Issuer and have not independently verified any public disclosure of information.
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You have limited anti-dilution protection.
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The common stock of each of SoFi Technologies, Inc. and Constellation Energy Corporation has limited actual historical information.
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The U.S. federal income tax consequences of an investment in the Notes are uncertain.

This term sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance and BAC have filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read this term sheet together with the Preliminary Pricing Supplement dated June 16, 2025, Product Supplement No. WF-2 dated June 16, 2025 and the Prospectus Supplement and Prospectus each dated December 30,2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the accompanying preliminary pricing supplement are inconsistent with those described herein, the terms described in the accompanying preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying preliminary pricing supplement, Product Supplement No. WF-2 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.
Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.